UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

ADTRAN, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00738A106
(CUSIP NUMBER)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 00738A106

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MARK CLAY SMITH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

4,089,819(1)
6. SHARED VOTING POWER

12,500
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

4,139,819(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,139,819(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%(3)
12.	TYPE OF REPORTING PERSON

IN

(1) Includes shares held as indicated by the following trusts, for which the Reporting Person is Trustee:  (a) 1,135,400 shares of Common Stock owned by the LJS GRAT December 2010-2 UAD 12/20/10 Mark Clay Smith Trustee; (b) 1,000,000 shares of Common Stock owned by the LJS GRAT August 2011-1 UAD 8/10/11 Mark Clay Smith Trustee; (c) 881,324 shares of Common Stock owned by the LJS GRAT October 2011-1 UAD 10/4/11 Mark Clay Smith Trustee; and (d) 1,000,000 shares of Common Stock owned by the LJS GRAT October 2011-2 UAD 10/12/11 Mark Clay Smith Trustee.  Also included are 73,095 shares of Common Stock owned directly by the Reporting Person.

(2) Includes shares held as indicated by the following trusts, for which the Reporting Person is Trustee:  (a) 1,135,400 shares of Common Stock owned by the LJS GRAT December 2010-2 UAD 12/20/10 Mark Clay Smith Trustee; and (b) 1,000,000 shares of Common Stock owned by the LJS GRAT August 2011-1 UAD 8/10/11 Mark Clay Smith Trustee; (c) 881,324 shares of Common Stock owned by the LJS GRAT October 2011-1 UAD 10/4/11 Mark Clay Smith Trustee; and (d) 1,000,000 shares of Common Stock owned by the LJS GRAT October 2011-2 UAD 10/12/11 Mark Clay Smith Trustee.  Also included are 12,500 shares of Common Stock owned by the Linda and Mark Smith Family Foundation, for which the Reporting Person is a Director, 37,500 shares of Common Stock owned by Linda Jones Smith and 73,095 shares of Common Stock owned directly by the Reporting Person.

(3) Based on 63,655,957 shares issued and outstanding at October 20, 2011, as reported in the Issuer's  Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

SCHEDULE 13G

CUSIP No. 00738A106

Item 1.	(a).	Name of Issuer:

ADTRAN, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

901 Explorer Boulevard Huntsville, AL 35806-2807

Item 2.	(a).	Name of Persons Filing:

Mark Clay Smith, individually, and as trustee with respect to the shares of Common Stock owned by the LJS GRAT December 2010-2 UAD 12/20/10 Mark Clay Smith Trustee (the "LJS GRAT December 2010-2"), the LJS GRAT August 2011-1 UAD 8/10/11 Mark Clay Smith Trustee (the "LJS GRAT August 2011-2"), the LJS GRAT October 2011-1 UAD 10/4/11 Mark Clay Smith Trustee (the "LJS GRAT October 2011-1"), and the LJS GRAT October 2011-2 UAD 10/12/11 Mark Clay Smith Trustee (the "LJS GRAT October 2011-2") (collectively, the "Trusts"); and as Director with respect to the shares of Common Stock owned by the Linda and Mark Smith Family Foundation (the "Foundation").

	(b).	Address of Principal Business Office or, if None, Residence:

c/o Smith Asset Management Co. 200 Clinton Avenue, Suite 805 Huntsville, AL 35801

	(c).	Citizenship or Place of Organization:

United States

	(d).	Title of Class of Securities:

Common Stock

	(e).	CUSIP Number:

00738A106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Exchange Act;

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

	(i)	☐ Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 00738A106

Item 4.	Ownership.

(a) Amount beneficially owned:

Mr. Smith may be deemed the beneficial owner of 4,139,819 shares of Common Stock. Mr. Smith has sole voting power over 73,095 shares of Common Stock, which are held directly by Mr. Smith; additionally, as trustee of the Trusts, Mr. Smith has sole voting power and may be deemed to have shared dispositive power over (i) 1,135,400 shares of Common Stock owned by the LJS GRAT December 2010-2; (ii) 1,000,000 shares of Common Stock owned by the LJS GRAT August 2011-1; (iii) 881,324 share of Common Stock owned by the LJS GRAT October 2011-1; and (iv) 1,000,000 shares of Common Stock owned by the LJS GRAT October 2011-2.  Mr Smith may be deemed to have shared voting and dispositive power over 12,500 shares of Common Stock owned by the Foundation.  Mr. Smith also may be deemed to have shared dispositive power over 37,500 shares of Common Stock owned directly by Linda Jones Smith.  Mr. Smith disclaims beneficial ownership of the shares of Common Stock held by the Trusts, by the Foundation, and by Ms. Smith except to the extent of his pecuniary interest therein and the filing of this report is not an admission that Mr. Smith is the beneficial owner of those securities.

(b) Percent of Class:

6.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

4,089,819

(ii) Shared power to vote or to direct the vote:

12,500

(iii) Sole power to dispose or direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

4,139,819

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The LJS Children's Trusts are the beneficiaries of each of the Trusts and have the right to receive the dividends from and the proceeds from the sale of, the shares of Common Stock owned by the Trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

The members of the group are Mark Clay Smith and Linda Jones Smith.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 00738A106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

/s/ Mark Clay Smith
(Signature)

Mark Clay Smith
(Name/Title)

5